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                                         SEC FILE NUMBER
                                             0-14871

                                         CUSIP NUMBER


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One): __Form 10-K __Form 20-F __Form 11-K  X Form 10-Q
             __Form N-SAR

     For Period Ended: July 1, 1994
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________

 Read Instructions (on back page) Before Preparing Form.  Please
                         Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Full Name of Registrant

     ML Media Partners, L.P.

Former Name if Applicable


Address of Principal Executive Office (Street and Number)

     World Financial Center, South Tower - 14th Floor


City, State and Zip Code

     New York, NY 10080-6114


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form
    X N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed).

     Registrant has experienced delays in receiving certain financial information necessary to provide accurate quarterly financial statements.
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Name David Cohen   Area Code (212)  Telephone Number 236-6560

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). X Yes __No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __Yes X No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          ML Media Partners, L.P.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on behalf by the undersigned hereunto duly authorized.

Date: August 16, 1994

By: Media Management Partners  By: Media Management Partners
    General Partner               General Partner

By: ML Media Management Inc.   By: RP Media Management

/s/ Kevin K. Albert            /s/ I. Martin Pompadur
    Kevin K. Albert                I. Martin Pompadur
    Director and President         President, Secretary and
                                  Director (Principal executive
/s/ Robert F. Aufenanger           officer)
    Robert F. Aufenanger
    Director and Executive
    Vice President

/s/ David G. Cohen
    David G. Cohen
    Treasurer (principal financial
    officer and principal accounting officer)

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C. 1001).

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
   Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form
   12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T 232.13(b) of this chapter).